BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report released on the date hereof, Moody’s, a credit rating agency, updated BRF’s outlook from “stable” to “positive” and reaffirmed the Company’s global rating at “Ba3”. The above-mentioned update is mostly a consequence of the improvement in credit metrics observed in 2023, reflecting the reduction of debt levels.

São Paulo, March 18th, 2024

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer